Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated May 19, 2023, except for Note 8, 11 and 12 for which the date is June 20, 2023 to the Registration Statement on Form S-1, under the Securities Act of 1933 with respect to the consolidated balance sheets of Advanced Biomed Inc. and its subsidiaries (collectively the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows in each of the two-year period ended June 30, 2022, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

San Mateo, California	WWC, P.C.
June 20, 2023	Certified Public Accountants
PCAOB ID: 1171